SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated May 30, 2013	A-1

2.1	Announcement, dated May 30, 2013	B-1

3.1	List of Directors and their Role and Function, dated May 30, 2013	C-1

4.1	Terms of Reference of the Audit Committee	D-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 31, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNUAL GENERAL MEETING HELD ON THURSDAY, 30 MAY 2013

POLL RESULTS

AND

APPOINTMENT OF AUDITORS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held on Thursday, 30 May 2013 in the Conference Room, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong are as follows:

ANNUAL GENERAL MEETING

Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against

1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2012.	18,040,585,307 (99.9995)	89,740 (0.0005)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	To declare a final dividend for the year ended 31 December 2012.	18,041,261,962 (99.9996)	71,170 (0.0004)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against

3.	(i) To re-elect Mr . Li Yue as a director of the Company.	17,942,930,609 (99.4955)	90,980,683 (0.5045)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(ii) To re-elect Mr. Xue Taohai as a director of the Company.	17,909,504,204 (99.3112)	124,215,433 (0.6888)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(iii) To re-elect Madam Huang Wenlin as a director of the Company.	17,911,432,965 (99.3209)	122,462,818 (0.6791)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	To appoint Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) as the auditors of the Company and its subsidiaries for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors of the Company to fix their remuneration.	18,026,711,606 (99.9198)	14,471,071 (0.0802)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

5.	To give a general mandate to the directors of the Company to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital in accordance with ordinary resolution number 5 as set out in the AGM Notice.	18,039,544,478 (99.9977)	422,544 (0.0023)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

6.	To give a general mandate to the directors of the Company to issue, allot and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital in accordance with ordinary resolution number 6 as set out in the AGM Notice.	15,531,740,154 (86.0972)	2,508,036,573 (13.9028)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against

7.	To extend the general mandate granted to the directors of the Company to issue, allot and deal with shares by the number of shares repurchased in accordance with ordinary resolution number 7 as set out in the AGM Notice.	15,633,554,959 (86.6594)	2,406,666,838 (13.3406)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 20,100,902,700 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

APPOINTMENT OF AUDITORS

Reference is made to the announcement of the Company dated 14 March 2013 in relation to the proposed change of auditors. The board of directors of the Company is pleased to announce the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 30 May 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

ADJUSTMENT TO THE COMPOSITION OF AUDIT COMMITTEE

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Mobile Limited (the “Company”) is pleased to announce that, as proposed by the Nomination Committee of the Company and as reviewed and approved by the Board, Mr. Paul Chow Man Yiu has been appointed as an independent non-executive director as well as a member of the Audit Committee of the Company with effect from 30 May 2013.

Mr. Paul Chow Man Yiu, GBS, SBS, JP, aged 66, was an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010. Hong Kong Exchanges and Clearing Limited is listed on the Main Board of The Stock Exchange of Hong Kong Limited. Mr. Chow also served as the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003. Mr. Chow currently serves as a member and the Treasurer of the Council and the Court of the University of Hong Kong, the Chairman of Hong Kong Cyberport Management Company Limited, a member of both of the Hong Kong – Taiwan Business Cooperation Committee and the Steering Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region, a member of the Asian Advisory Council of AustralianSuper, an independent non-executive director of Bank of China Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited), and the Chairman of a charitable organisation “Plan International Hong Kong”.

The Company and Mr. Chow have not entered into any service contract which provides for a specified length of service. Mr. Chow will be subject to retirement by rotation and re- election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. As proposed by the Board and approved by the shareholders of the Company, Mr. Chow will receive an annual director’s fee of HK$180,000 and an annual fee of HK$150,000 as a member of the Audit Committee of the Company. Such director’s fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr.

Chow has been determined with reference to his duties, responsibilities and experience, and to prevailing market conditions.

B-1

The Company firmly believes that Mr. Chow’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome him as a member of the Board.

Save as disclosed above, Mr. Chow does not hold any other position in the Company or its subsidiaries nor any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years.

Save as disclosed above, Mr. Chow does not have any relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Chow that need to be brought to the attention of the shareholders of the Company.

ADJUSTMENT TO THE COMPOSITION OF AUDIT COMMITTEE

The Board further announces that Dr. Lo Ka Shui has resigned from his positions as the Chairman and a member of the Audit Committee of the Company with effect from 30 May 2013. Dr. Lo remains as an independent non-executive director of the Company, the Chairman and a member of the Nomination Committee and the Remuneration Committee.

As reviewed and approved by the Board, Mr. Frank Wong Kwong Shing, an independent non-executive director of the Company, has been appointed as the Chairman of the Audit Committee with effect from 30 May 2013.

The Board takes this opportunity to acknowledge the contribution of Dr. Lo to the Audit Committee with the highest regard and deepest gratitude, and is confident that Dr. Lo and Mr. Wong will continue to be of great benefit to the Company based on its existing solid foundation.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 30 May 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu, as independent non-executive directors.

B-2

Exhibit 3.1

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Mobile Limited are set out below:–

Executive Directors

Mr. XI Guohua

(Executive Director & Chairman)

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. XUE Taohai

(Executive Director, Vice President & Chief Financial Officer)

Madam HUANG Wenlin

(Executive Director & Vice President)

Mr. SHA Yuejia

(Executive Director & Vice President)

Mr. LIU Aili

(Executive Director & Vice President)

Independent Non-Executive Directors

Dr. LO Ka Shui

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

There are three Board committees. The compositions of the Board committees are set out below:–

Audit Committee

Mr. Frank WONG Kwong Shing (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Remuneration Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Hong Kong, 30 May 2013

C-1

Exhibit 4.1

China Mobile Limited

Audit Committee

Members:	Mr. Frank Wong Kwong Shing (Chairman)
Dr. Moses Cheng Mo Chi
Mr. Paul Chow Man Yiu

Terms of Reference

Members

1.	The Audit Committee shall be appointed by the board of directors from amongst the independent non-executive directors and shall comprise not less than three members. The quorum for meetings of the Audit Committee shall be two members.

2.	One of the members of the Audit Committee should have appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

3.	A former partner of the Company’s auditing firm shall be prohibited from acting as a member of the Audit Committee for a period of one year from the date of his ceasing to be a partner of the firm or to have any financial interest in the firm, whichever is the later.

4.	The chairman of the Audit Committee shall be appointed by the board of directors.

Secretary

5.	The company secretary shall be the secretary of the Audit Committee.

Attendance

6.	The chief financial officer, the head of internal audit and a representative of the external auditors shall normally attend meetings. Other members of the board of directors may also attend meetings of the Audit Committee.

Frequency of meetings

7.	The Audit Committee shall meet at least twice a year. The Audit Committee shall meet at least twice a year with the external auditors and at least one such meeting shall be held without any executive directors being present. The external auditors may request a meeting should they consider necessary.

Authorities

8.	The Audit Committee is authorised by the board of directors to investigate any activity within its terms of reference. It is also authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee.

9.	The Audit Committee is authorised by the board of directors to seek outside legal or other independent professional advice at the Company’s expense. If the Audit Committee considers necessary, it may also secure the attendance of any person with relevant experience and expertise at any meeting.

Duties

10.	The duties of the Audit Committee are:

(a)	to be primarily responsible for making recommendations to the board of directors on the appointment, reappointment and removal of the external auditors, to approve the remuneration and terms of engagement of the external auditors, and to deal with any questions of resignation or dismissal of such auditors;

(b)	to review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process in accordance with applicable standards. The Audit Committee should discuss with the auditors the nature and scope of the audit and reporting obligations before the audit commences. The Audit Committee should ensure co-ordination between auditing firms should more than one auditing firm be involved;

(c)	to develop and implement policy on engaging external auditors to supply non- audit services. For this purpose, the Audit Committee should report to the board of directors, identifying and making recommendations on any matters where action or improvement is needed;

(d)	to monitor integrity of financial statements of the Company and the Company’s annual report and accounts, interim report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In reviewing these reports before submission to the board of directors, the Audit Committee should focus particularly on:

•	any changes in accounting policies and practices;

•	major judgmental areas;

•	significant adjustments resulting from audit;

•	the going concern assumptions and any qualifications;

•	compliance with accounting standards; and

•	compliance with stock exchange rules and legal requirements.

In performing its duties set out in this paragraph, the Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such annual report and accounts, interim report and, if prepared for publication, quarterly reports, and should give due consideration to any matters that have been raised by the Company’s staff responsible for the accounting and financial reporting function, compliance officer or auditors. In addition, the Audit Committee members should liaise with the Company’s board of directors and senior management.

(e)	to oversee the Company’s financial reporting system and internal control procedures

•	to review the Company’s financial control, internal control and risk management systems;

•

to discuss the internal control system with management to ensure that the management has performed its duty to establish an effective internal control system. The discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	to consider major investigation findings on internal control matters as delegated by the board of directors or on its own initiative and management’s response to these findings;

•	to review the Company’s statement on internal control system (where such statement is included in the annual report) before submission to the board of directors;

•

where an internal audit function exists, to review the internal audit plan and ensure co-ordination between the internal and external auditors. The Audit Committee shall also ensure that the internal audit function is adequately resourced and has appropriate standing within the Company. The Audit Committee shall also review and monitor the effectiveness of the internal audit function;

•

the head of internal audit is directly accountable to the Audit Committee and the board of directors. The Audit Committee shall review the internal audit report and report to the board of directors and make recommendations;

•	to review the group’s financial and accounting policies and practices;

•

to review the external auditors’ management letter, any material queries raised by the auditors to the management about accounting records, financial accounts or systems of control and management’s response;

•	to ensure that the board of directors will provide a timely response to the issues raised in the external auditors’ management letter;

•

to review arrangements which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee shall carry out fair and independent investigation and appropriate follow-up action in relation to such matters;

•	to act as the key representative body for overseeing the Company’s relations with the external auditors; and

•

the Audit Committee shall establish a whistleblowing policy and system for employees and those who deal with the Company to raise concerns, in confidence, with the Audit Committee about possible improprieties in any matter related to the Company;

(f)	to report regularly to the board of directors on the matters set out in these terms of reference, including its decisions and recommendations; and

(g)	to consider other topics as defined by the board of directors.

Minutes of meetings

11.	Minutes of meetings of the Audit Committee shall be kept by the secretary of the meeting (the company secretary). Draft and final versions of the minutes shall be sent to all members of the Audit Committee for their comment and record within a reasonable time after the meeting.

Performance review

12.	The Audit Committee shall review its performance annually with reference to the authorities and duties set out herein.

D-4